UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 10, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

January 10, 2007

To whom it may concern:

Mizuho Financial Group, Inc. Mizuho Corporate Bank, Ltd. Shinko Securities Co., Ltd. Mizuho Securities Co., Ltd.

Basic Agreement for Merger reached by

Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd.

We hereby announce that, after negotiations among Mizuho Corporate Bank, Ltd. (“MHCB”), Mizuho Securities Co., Ltd. (“MHSC”) and Shinko Securities Co., Ltd. (“Shinko,” and collectively with MHSC, the “Two Securities Companies”) regarding the business consolidation of MHSC and Shinko, the Two Securities Companies have reached basic agreement that they will merge as of a target date of January 1, 2008, based on the understanding that the merger will be conducted under the spirit of a merger of equals, subject to approval from shareholders and relevant governmental authorities, and today signed a memorandum of understanding for merger.

Details will be agreed upon based on further discussions between the Two Securities Companies.

Background and Purpose of Merger

Ten years after the so-called “Financial Big Bang,” the financial and capital markets in Japan are now experiencing acceleration of the “shift from saving to investment,” the resolution of the post “Bubble Economy” insecurity in the financial system and a further shift towards “market-oriented indirect financing.”

Especially with respect to wholesale businesses, globalization of the operations of large corporations and diversification of capital markets financing methods are continuing, and business reorganizations through mergers and acquisitions are increasingly taking place on a cross-border basis. In addition, the boundaries between domestic financial and capital markets and those overseas are diminishing, and financial flows are becoming larger and faster on a global basis spurred by increased geographical diversification needs of institutional investors and the expansion in activity of fund businesses. Amidst this changing environment, the wholesale financial industry is evolving into an area of intense competition among major players, both domestic and overseas.

To respond to such trends in the financial and capital markets and to offer customers ideal products, services and solutions, Mizuho Financial Group has been promoting its banking and securities businesses in an integrated manner. Specifically, in order to respond to the needs of customers such as large and global corporations, MHCB and MHSC cooperate with each other as members of the “Global Corporate Group,” and Shinko offers a full range of securities services as a full-service securities company covering all of Japan in cooperation with MHCB and MHSC.

However, in order to respond accurately and promptly to the rapid expansion and changes occurring in financial and capital markets on a cross-border basis and to survive competition in global financial markets, we determined that, in addition to maintaining a stable customer base, it is necessary to restructure our business to enable us to offer competitive cutting-edge financial services on a global basis to serve the increasingly sophisticated and diversified needs of customers.

Thus, MHCB and the Two Securities Companies came to share a common view that, by further strengthening the integrated operation of the group’s banking and securities businesses through the combining of MHSC’s global investment banking business platform and Shinko’s business network as a full-service securities company covering all of Japan, Mizuho Financial Group will be able to further strengthen its competitiveness and enhance shareholder value.

The merged entity (the “New Company”), together with MHCB, will constitute the “Global Corporate Group” and will aim to become Japan’s leading “full-service securities company that conducts investment banking business on a global basis,” including by strategically leveraging the Financial Holding Company status recently obtained in the U.S. by MHCB.

Business Objectives of New Company

It is intended that the New Company, in its aim to become Japan’s leading “full-service securities company that conducts investment banking business on a global basis,” will realize the following business objectives:

(1)	The New Company will realize significant synergistic effects through the combination of MHSC’s strength in the underwriting and investment banking businesses and Shinko’s solid sales base as a full-service securities company with a business network covering all of Japan.

(2)	The New Company will further enhance the advanced expertise and product development/financial engineering capabilities of the Two Securities Companies as the core strengths of the globally competitive New Company so that it may respond accurately and promptly to customer needs which are becoming increasingly sophisticated, diversified and globalized.

(3)	The New Company will promote its investment banking business on a global basis in cooperation with MHCB which already has an established global network. In particular, MHCB obtained in December 2006 the status of Financial Holding Company in the United States, and MHCB and the New Company will cooperate in promoting investment banking business on a global basis, covering Japan, Asia, Europe and the Americas, in compliance with applicable laws and regulations.

Outline of merger

1. Merger Schedule

Signing date of memorandum of understanding:	January 10, 2007

Signing date of merger agreement:	March 2007 (scheduled)

General shareholders meeting to approve merger agreement:	late June 2007 (scheduled)

Effective date of merger:	January 1, 2008 (scheduled)

2. Merger Structure

Shinko will be the surviving entity, and MHSC will be the dissolving entity.

3. Merger Ratio

To be decided based on negotiation prior to the signing of the merger agreement, taking into account third-party evaluations and other factors.

4. Outline of New Company

Trade name:	Mizuho Securities, Co., Ltd.

Address of main office:	1-5-1, Otemachi, Chiyoda-ku

(current address of MHSC’s main office)

Listing of shares:	Maintain listing on TSE No.1/ OSE No.1/ NSE No.1

Names of representatives:	Chairman	Takashi Kusama

(Currently, President of Shinko)

	President & CEO	Keisuke Yokoo

(Currently, Deputy President of MHSC)

End of financial year:	March 31

5. Preparation for Merger

We will immediately establish a “Merger Preparation Committee” to facilitate preparations for the merger. Sub-committees to be established under the Merger Preparation Committee will conduct merger preparations relating to each of the planning, financial control & accounting, human resources, IT & systems and front office functions.

For reference: Outline of merging companies (as of March 31, 2006)

(1) Company name	Shinko Securities Co., Ltd.			Mizuho Securities Co., Ltd.

(2) Type of business	securities business			securities business

(3) Date founded	July 1918			October 2000

(4) Head office	2-4-1 Yaesu, Chuo-ku, Tokyo			1-5-1 Otemachi, Chiyoda-ku, Tokyo

(5) Representative	Takashi Kusama			Makoto Fukuda

(6) Paid-in capital	¥125,167 million			¥195,146 million

(7) Shares outstanding	811,118 thousand			3,685 thousand

(8) Shareholder equity	¥267,319 million			¥391,854 million

(9) Total assets	¥3,426,214 million			¥10,785,309 million

(10) Fiscal year end	March 31			March 31

(11) Number of domestic offices	95			2

(12) Number of employees	4,566			1,628

(13) Major shareholders and share ownership percentage	Mizuho Corporate Bank, Ltd.		10.43%	Mizuho Corporate Bank, Ltd.		81.52%
	Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Mizuho Bank, Ltd.’s a/c))		10.43%	The Norinchukin Bank		18.48%
	Mizuho Securities Co., Ltd.		5.00%
	Dai-ichi Mutual Life Insurance Co.		4.99%
	Shinko Securities Co., Ltd.		4.98%
	Japan Trustee Services Bank, Ltd (custodial a/c)		3.95%
	The Master Trust Bank of Japan, Ltd (custodial a/c)		3.32%
	Tokio Marine & Nichido Fire Insurance Co., Ltd.		3.00%
	Nippon Life Insurance Co.		2.86%
	CA-IS Bank Paris Ordinary a/c		1.21%
	Trust & Custody Services Bank, Ltd (custodial a/c)		1.03%

(14) Custodial accounts assets	¥ 14.1 trillion			¥ 8.9 trillion

(15) Business performance for previous three fiscal years (non-consolidated)

	Fiscal year ended March 31,			Fiscal year ended March 31,
	2004	2005	2006	2004	2005	2006
	(in millions of yen, except per share information)			(in millions of yen, except per share information)
Operating revenues	¥109,105	¥106,670	¥144,506	¥83,704	¥104,417	¥138,874
Ordinary profit	20,248	11,706	39,292	37,005	40,091	62,793
Net profit	15,971	6,735	31,465	20,807	24,191	13,612
Net profit per share	20.29	8.53	40.34	6,926.44	7,231.13	3,694.16
Shareholders’ equity per share	291.39	296.99	346.38	95,536.05	100,083.97	106,337.81

<For Inquiries on this matter, please contact>

Mizuho Financial Group, Inc.	Corporate Communications	Tel. 03-5224-2026
Public Relations Office

Shinko Securities Co., Ltd.	Public & Investor Relations Dept.	Tel. 03-5203-6413

Mizuho Securities Co., Ltd.	Corporate Communications	Tel. 03-5208-2030

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements do not represent any guarantee by management of future events or future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this immediate release: adverse developments in negotiations among the relevant parties; the inability to obtain shareholder and governmental approvals for the merger on a timely basis or at all; the risk that the businesses of MHSC and Shinko will not be integrated successfully or as quickly as expected; the risk that the synergies from the merger may not be fully realized or may take longer to realize than expected; increased competition in the domestic and international securities and investment banking industries. Additional factors that could affect future results are contained in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F on file with the U.S. Securities and Exchange Commission (“SEC”) , which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.